Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Announces Results from Midwest ISR Preliminary Economic
Assessment, Including After-Tax NPV of $965 Million

Toronto, ON – August 6, 2025. Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE American) is pleased to report the results of the Preliminary Economic Assessment (“PEA”) completed for In-Situ Recovery (“ISR”) mining of the Midwest Main uranium deposit (“Midwest Main”) at the Company’s 25.17%-owned Midwest project (“Midwest”). The PEA outlines total ISR mine production (100% basis) of 37.4 million pounds U3O8 over an approximately 6-year mine life, resulting in annual average production of nearly 6.1 million pounds U3O8, an after-tax base-case NPV of $965 million, and after-tax base-case IRR of 82.7%.

Midwest is a joint venture (“MWJV”) owned by Denison (25.17%) and Orano Canada Inc. (“Orano Canada”) (74.83%), and is located approximately 25 kilometers, by existing roads, from the Denison (22.5%) and Orano Canada (77.5%) owned McClean Lake uranium mill. Orano Canada is the operator of Midwest and is part of the Orano Group, which is recognized as a leading international operator in the field of nuclear materials, with activities including uranium mining, conversion, enrichment, and other fuel services.

David Cates, Denison’s President & CEO commented, “The Midwest PEA illustrates tremendous technical and economic potential for ISR mining at Midwest Main. While preliminary in nature, the study incorporates the findings of our 2023 and 2024 field test programs, which provided support for key ISR criteria necessary for the application of the mining method and demonstrates the potential for robust economics. The project is estimated to have an all-in cost of production amongst the lowest cost uranium mines in the world, benefitting from a powerful combination of low initial capital costs and low cash operating costs.

Denison has established itself as the industry leader in advancing the deployment of the ISR mining method to high-grade uranium deposits in the Athabasca Basin region of northern Saskatchewan, and we are pleased to have worked together with Engcomp to deliver this exciting result. We thank our Joint Venture partner Orano for entrusting us to advance the MWJV’s efforts to evaluate ISR mining at Midwest.”

Midwest PEA Highlights:

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Base case post-tax Net Present Value (“NPV”)(8%) of $965 million (100% basis) – with Denison’s 25.17% interest in the project equating to a base-case after-tax NPV8% of $243 million.

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Base case pre-tax NPV8% of $1.62 billion (100% basis).

●
Robust base-case Internal Rate of Return (“IRR”) of 83% (post-tax) and 111% (pre-tax).

●
Base-case indicative after-tax payback period of 9 months.

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Estimated annual mine production of 6.1 million pounds U3O8 for total life of mine production of 37.4 million pounds U3O8 over an approximately 6-year mine life.

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Processing assumed to occur at the Orano-Denison owned McClean Lake mill, supporting modest estimated initial capital costs of $254 million (100% basis) and yielding an impressive after-tax NPV8% to initial capital cost ratio of 3.8 times.

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Denison’s share of estimated initial capital costs is approximately $64 million.

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Updated Midwest Main mineral resource estimate of 38.7 million pounds U3O8 in Indicated mineral resources (510,000 tonnes @ 3.5% U3O8), plus 12.6 million pounds U3O8 in Inferred mineral resources (905,000 tonnes @ 0.64% U3O8).

The PEA is preliminary in nature, includes mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, mineral resources that are not mineral reserves do not have demonstrated economic viability, and there is no certainty that the PEA will be realized.

Midwest Main ISR Preliminary Economic Assessment

The PEA highlights that the ISR mining method has the potential to be a technically sound and economically robust means to extract significant uranium production from the high-grade Midwest Main deposit with low initial capital costs, a high rate of return, and rapid payback.

The assessment incorporates the results of the 2023 and 2024 ISR field de-risking programs completed by Denison on behalf of the MWJV following the completion of an internal Conceptual Mining Study in early 2023, which considered the potential application of ISR mining to Midwest Main.

Engcomp Engineering & Computing Professionals (“Engcomp”), an independent engineering firm based in Saskatoon, Saskatchewan, with expertise in uranium mine development studies, is the lead author of the PEA, and incorporated contributions from Newmans Geotechnique, Petrotek Corporation, and Understood Mineral Resources Ltd. All dollar amounts are stated in Canadian dollars, unless otherwise noted.

Key operating parameters and economic results from the PEA are presented in the tables below.

Table 1 – Summary of Key Midwest Main Operation Parameters (100% Basis)
Mine Life	6.14 years
Potentially Mineable Resources(1)	37.4 million lbs U3O8 (650,000 tonnes at 2.60% U3O8)
Annual Production (Average)(2)	6.1 million lbs U3O8
Initial Capital Costs	$254 million
Average Cash Operating Cost	$15.78 (USD$11.69) per lb U3O8
All-in Cost(3)	$34.80 (USD$25.78) per lb U3O8

(1)
See Table 3 below for additional information regarding estimated mineral resource. See Table 4 below for additional information regarding initial capital costs.
(2)
Based on the estimated number of pounds U3O8 to be produced over the life of the project divided by mine life.
(3)
All-in cost is estimated on a pre-tax basis and includes all project operating costs, capital costs post-FID, and decommissioning costs divided by the estimated number of pounds U3O8 to be produced.

Table 2 – Summary of Midwest Economic Analysis (100% Basis)
Uranium Selling Price	USD$80/lb U3O8 (1)
Exchange Rate (CAD$:USD$)	1.35
Discount Rate	8%
Operating profit margin(2)	85.4%
Pre-tax NPV8%(3)	$1.62 billion
Pre-tax IRR(3)	111.1%
Pre-tax payback period(4)	~6 months
Post-tax NPV8%(3)	$964.7 million
Post-tax IRR(3)	82.7%
Post-tax payback period(4)	~9 months

(1)
Price forecast is stated in constant (not-inflated) dollars.
(2)
Operating profit margin is calculated as aggregate uranium revenue less aggregate operating costs, divided by aggregate uranium revenue. Operating costs exclude all royalties, surcharges and income taxes.
(3)
NPV and IRR are calculated to the start of construction activities for the Midwest project and excludes $16.8 million in pre-FID expenditures.
(4)
Payback period is stated as number of months to payback from the start of uranium production.

Mineral Resource Estimate

The Midwest uranium project is comprised of two primary deposits: Midwest Main and Midwest A. The Midwest Main mineral resource estimate has been updated to reflect additional drill holes completed since the previous mineral resource estimate from 2018. The additional drilling consisted primarily of test well installations for ISR de-risking activities and certain targeted resource definition drill holes.

As a result of the additional drilling, the updated estimate of mineral resources consists of 38.7 million pounds U3O8 in Indicated mineral resources (510,000 tonnes @ 3.5% U3O8), and 12.6 million pounds U3O8 in Inferred mineral resources (905,000 tonnes @ 0.64% U3O8).

The updated mineral resources estimated for Midwest, including the Midwest Main and Midwest A deposits, are summarized below.

Table 3 – Estimated Midwest Mineral Resources (100% Basis)1,2,3,4,5
Deposit	Category	Zone6	Tonnage(kt)	Grade7,8(% U)	Metal (tonnes U)	Metal (Mlbs U3O8)	Denison’s Share(Mlbs U3O8)
Midwest Main	Indicated	UC	510	2.92	14,900	38.7	9.7
	Inferred	UC	389	0.80	3,100	8.1	2.0
		PER	449	0.36	1,600	4.1	1.0
		BSMT	67	0.30	200	0.4	0.1
Midwest A	Indicated	LG	566	0.74	4,200	10.8	2.7
	Inferred	LG	43	0.23	100	0.4	0.1
		HG	10	24.00	2,400	6.4	1.6
	Total Indicated		1,076	1.78	19,100	49.5	12.5
	Total Inferred		958	0.77	7,400	19.4	4.9
(1)  The effective date of the mineral resource estimate is December 2, 2024. The Qualified Person (QP) for the estimate is Mr. Matt Batty, P.Eng., of Understood Mineral Resources.
(2)  Mineral resource estimates are prepared in accordance with CIM Definition Standards (CIM, 2014) and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (CIM, 2019). Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(3)  Mineral resources are reported at a cut-off grade of 0.1% U3O8.
(4)  Mineral resources are reported using a uranium price of USD$80/lb U3O8.
(5)  All figures have been rounded to reflect the relative accuracy of the estimate. Figures may not add due to rounding.
(6) The Midwest Main and Midwest A deposits consist of various geological zones including the unconformity zone “UC”, perched zone “PER”, basement zone “BSMT”, low-grade “LG”, and high-grade zone “HG”.
(7) Total Indicated and Total Inferred grades indicate average grades.
(8) % U3O8 equal to % U X 1.18.

Mining Overview & Potentially Mineable Resources

The PEA is based on utilization of the ISR method for mining the unconformity-hosted portions of the Midwest Main deposit. A three-phase development sequence is planned to exploit the orebody over an approximately 6-year mine life in a manner that is projected to optimize NPV, IRR, and capital efficiency, while maintaining a steady rate of production throughout the projected mine life.

Key features of the application of ISR at the Midwest Main deposit include:
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Utilization of a low pH mining solution.
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Injection and extraction wells on a 10-metre spacing in a 5-spot pattern with extraction/recovery wells placed in the centre of a ring of injection wells.
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A total of 676 ISR wells are required for complete coverage of the deposit.
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Utilization of commercial permeability enhancement techniques to increase hydraulic conductivity of the near well environment within the deposit, where necessary.
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Use of a freeze wall (curtain) as a tertiary measure to isolate the mining area from the regional groundwater, requiring the installation of 341 freeze holes.
●
A total of 50 monitoring wells are projected to be required around the perimeter of the mineralized zone and within the overlying and underlying aquifers, as dictated by geologic and hydrogeologic parameters, and are spaced approximately every 125 metres.

An illustration of the planned mine is provided in Figure 2, which depicts the location of the ISR wellfield, the three mining phases planned, and the associated surface infrastructure expected for the Midwest site. In general, each extraction well is surrounded by 4 or more injection wells, the type of which has been selected and/or located to optimize cost and recovery.

A unique characteristic of the planned Midwest Main ISR mine is the use of artificial ground freezing around the perimeter of the planned mining phases to create a vertical hydraulic barrier surrounding the ISR mining area. The freeze perimeter is a tertiary containment measure and is planned to consist of vertical wells constructed from surface and extending into the impermeable basement rock underlying the deposit.

Mining is planned to occur over an approximate 6-year period, with a partial year of production occurring in the final calendar year of the production plan. Production is expected to achieve nearly 6.1 million pounds U3O8 annually for total recovered uranium of 37.4 million pounds U3O8 over the life of the project, which is based on an estimated average mining recovery of 81%. Progressive reclamation and decommissioning are planned to commence in each phase of the ore zone once production has ceased.

Midwest Main – Indicative Mine Production per Year (lbs U3O8)

Processing Overview

Processing of uranium-bearing solution (“UBS”) recovered from mine production at Midwest Main is assumed to occur at the McClean Lake mill. The mill is part of the McClean Lake Joint Venture (“MLJV”), which is owned by Orano Canada (77.5%) and Denison (22.5%) and is currently processing material from the Cigar Lake mine (up to 18 million lbs U3O8/yr) under a toll milling agreement. Importantly, the mill is licensed to process up to 24 million lbs U3O8 per year, and thus is expected to have approximately 6 million lbs U3O8 per year in excess licenced processing capacity.

UBS from Midwest Main would be trucked to the McClean mill and offloaded into a storage tank providing surge capacity for both the mine and mill. From the UBS storage tank it would be pumped into the clarification circuit for fines removal prior to solvent extraction. Following clarification, the solution would be processed as per the current mill flowsheet, with final drummed “yellowcake” expected to be a blend of the Midwest Main and Cigar Lake feed streams.

Mining of the Midwest Main deposit via ISR is expected to reduce tailings deposited to the McClean Lake tailings management facility and reduce contaminant loading to the tailings circuit compared to conventional mining and milling.

Site Infrastructure

As processing is assumed to occur at the McClean Lake mill, the Midwest Main mine site is compact and has been designed to limit environmental disturbance. The natural terrain of the area is used where advantageous, further reducing the impact of the Project on the environment. As the Midwest Main deposit is situated below the South McMahon Lake, a berm is planned to be constructed to extend the western edge of the lake to provide a base for the installation of the ISR wellfield.

Based on the Midwest Main site layout (see Figure 2), the primary site facilities will consist of the ISR wellfield and berm, freeze plant, storage pads and ponds, power substation and distribution, process infrastructure, and operations facilities. The total area for these facilities is estimated to be less than one square kilometer.

Additional on-site infrastructure includes a 6.5 km gravel road from Highway 905 to the site, a high-voltage electrical power line from the existing SaskPower transmission line located alongside Highway 905, and the existing dam across the Mink Arm of South McMahon Lake. Due to the relatively short expected duration of mining activities and the mine site’s proximity to existing lodging facilities, no camp or airstrip is envisioned to be required on site and existing facilities at Points North Landing, which is located approximately 3 km from the Midwest property, are expected to be utilized.

Capital Costs

Initial capital costs are expected to be incurred during an approximately 24-month construction period that will include the establishment of site infrastructure, as well as the freeze wall perimeter around the Phase 1 mining zone and initial ISR wellfield development within Phase 1. Sustaining capital costs are largely related to the continuation of wellfield development for the second and third mining phase as well as the completion of remediation and decommissioning of the mine site.

Table 4 – Midwest Capital Costs(1) ($ millions)
Description	Initial	Sustaining	Total
ISR Wellfield	95.6	239.3	334.9
Milling (McClean Mill Modifications)	2.9		2.9
McClean Lake Mill Sustaining Capital		37.4	37.4
Surface Facilities	1.6		1.6
Utilities	0.9		0.9
Electrical	11.2		11.2
Civil & Earthworks	46.3	39.7	86.0
Road Upgrades (Midwest to McClean Lake)	1.2		1.2
SaskPower Line to Midwest	2.9		2.9
Surface Mobile Equipment	1.8		1.8
Remediation		86.8	86.8
Demolition		21.6	21.6
Contractor Direct Field Support Costs	12.3	5.4	17.7
Subtotal Direct Costs	176.7	430.2	606.9

Project Indirect Costs	18.8	6.7	25.5
Subtotal Direct + Indirect Costs	195.5	436.9	632.4
Contingency	58.7	10.1	68.8
Total Capital Cost	254.2	446.9	701.2
(1) Totals may not sum precisely due to rounding

In addition to the total capital costs identified in Table 4, further costs are expected to be incurred prior to making a final investment decision (“FID”). These costs are estimated to total $16.8 million and include project evaluation and development prior to the start of construction. Taken together with estimated indirect costs, owners’ costs, sustaining and decommissioning capital costs, contingencies, and excluding $16.8 million in costs related to the pre-FID period, total life of mine capital costs are estimated at CAD$701.2 million.

Operating Costs

Average estimated operating costs are estimated to be $15.78 (USD$11.69) per pound U3O8, which are highly competitive and would position the Midwest Main ISR project amongst the lowest-cost uranium mining operations globally.

Average operating costs estimated for life of mine are summarized in Table 5 below. A recovery rate of 98.5% has been assumed for processing of the UBS from Midwest Main at the McClean Lake mill.

Table 5 – Midwest Operating Cost per Pound U3O8 Produced(1)
	CAD$	USD$
OPEX - Mining	2.89	2.14
OPEX - Milling, Transport, Weigh, Assay (Converter)	12.21	9.04
OPEX - G&A Site Support	0.11	0.08
OPEX - G&A Administration and Other	0.57	0.43
Total Operating Costs	15.78	11.69
(1) Totals may not sum precisely due to rounding

Uranium Selling Price Assumptions

The Base Case uranium price of USD$80.00 per pound U3O8 is assumed for all years of production and is derived from the current long-term price of uranium as quoted by UxC, LLC in constant / uninflated 2024 dollars, translated to Canadian dollars using an exchange rate of 1.35 CAD/USD.

Economic Analysis

The Midwest PEA considers pre-tax and post-tax scenarios for the project’s base-case economic analysis on a 100% basis.

Table 6 - Midwest Economic Analysis
Economic Metric		100% Project Pre-Tax	100% ProjectAfter-Tax
IRR	%	111.1%	82.7%
Payback	Years	0.5	0.7
NPV0.0%	CAD$ '000	2,412,643	1,451,787
NPV8.0%	CAD$ '000	1,618,411	964,661
Average U3O8 Price	USD$/lb	80.00
Average FX Rate	CAD$/US$	1.35

Sensitivity analysis of the economic results shows that project economics remain robust even in cases where capital costs or operating costs increase by 30%, each of which are estimated to reduce the after-tax base-case NPV8% by approximately 10%. The project also remains robust in the case of a decline in uranium prices and offers excellent leverage to rising uranium prices. In the low-price scenario, a fixed uranium selling price of US$65.00 per pound U3O8 is assumed and the project’s after-tax NPV8% decreases to $675 million with an IRR of 66.5%. In the high-price scenario, a fixed uranium selling price of US$95.00 per pound U3O8 is assumed and the project’s after-tax NPV8% increases to $1.26 billion with an IRR of 97.1%.

Recommendations

Given the favourable technical and economic results from the PEA, the independent authors of the study recommend further advancement of the evaluation and de-risking of the application of the ISR mining method to the Midwest Main deposit, including the potential completion of a Pre-Feasibility Study. Additional work is recommended to focus on further classification of permeability characteristics of the ore body, a detailed review of infrastructure designs, verification of costing elements, and completion of various trade-off studies to assess opportunities for optimization identified during the PEA process.

SABRE Mining Method

In parallel to the continued evaluation of the potential use of the ISR mining method at Midwest, the MWJV is also advancing the assessment of the use of the Surface Access Borehole Resource Extraction (“SABRE”) mining method for extraction of the Midwest Main deposit. SABRE is a proprietary mining method owned by the MLJV and currently being used at the McClean North deposit. While the PEA shows significant potential for the use of the ISR mining method at Midwest Main, there can be no assurance that the MWJV will ultimately advance the development of the Midwest Main deposit or that future development of the deposit will occur using the ISR mining method. The SABRE mining method has been commercially demonstrated and may also provide a viable means to extract the Midwest Main deposit.

About Denison

Denison is a uranium mining, exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada.  The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, a feasibility study was completed for the Phoenix deposit as an ISR mining operation, and an update to the previously prepared 2018 Pre-Feasibility Study was completed for Wheeler River's Gryphon deposit as a conventional underground mining operation. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world.

Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and are nearing completion with approval of the project’s Environmental Assessment (“EA”) received from the Province of Saskatchewan and Canadian Nuclear Safety Commission hearing dates set in the fall of 2025 for Federal approval of the EA and project construction license.

Denison's interests in Saskatchewan also include a 22.5% ownership interest in the MLJV, which includes unmined uranium deposits (planned for extraction via the MLJV’s SABRE mining method starting in 2025) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the MWJV’s Midwest Main and Midwest A deposits, and a 70.55% interest in the Tthe Heldeth Túé (“THT”) and Huskie deposits on the Waterbury Lake Property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, Denison has direct ownership interests in properties covering ~384,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%), and Christie Lake (JCU, 34.4508%).

In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

For more information, please contact

David Cates                                             (416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith                                             (416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on X (formerly Twitter)  @DenisonMinesCo

Qualified Persons

The disclosure of scientific or technical information contained in this release has been reviewed and approved by Mr. Chad Sorba, P.Geo., Denison’s Vice President, Technical Services & Project Evaluation, who is a Qualified Person in accordance with the requirements of NI 43-101.

Technical Information

The Midwest PEA has been completed in accordance with NI 43-101, Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards, and best practices, as well as other standards such as the AACE Cost Estimation Standards. Other than the risks identified in Denison’s Annual Information Form dated March 28, 2025 (the “AIF”), there are no known legal, political, environmental or other risks that could materially affect the potential development of the mineral resources.

A technical report prepared in accordance with NI 43-101, with further details of the results of the Midwest PEA, is anticipated to be completed and filed under Denison’s profile on Denison’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, a copy of which will also be available on Denison’s website.

Data verification has been undertaken by Qualified Persons to support mineral resource and mineral reserve estimation, including site visits, review of drill core, review of quality assurance program and quality control measures and data, re-sampling and sample analysis programs, and database verification. Validation checks were performed on all data. For a further description of the data verification, assay procedures and the quality assurance program and quality control measures applied by Denison, please see Denison’s AIF filed under the Company’s profile on SEDAR+ and EDGAR.

Non-GAAP Financial Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”). Such non-GAAP performance measures, including operating costs and sustaining costs, are included because it understands that investors use this information to determine the Company’s ability to generate earnings and cash flows. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of mines to generate cash flows. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation, concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could,’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential’.

In particular, this news release contains forward-looking information pertaining to the following: the interpretation of the Midwest PEA and expectations with respect thereto, including estimates of mine production, NPV, capital costs, operating costs and estimated uranium revenue; expectations with respect to pre- and post-FID costs; expectations with respect to taxes and royalties; assumptions with respect to the industry and uranium prices, anticipated impacts of inflation; expectations with respect to project development and permitting, construction and operational processes; infrastructure and the availability of services to be provided by third parties; expectations with respect to project remediation and decommissioning; future development methods and plans; expectations and assumptions with respect to the SABRE mining method and its current and potential deployment by the MLJV and its partners; and joint venture ownership interests and the continuity of its agreements with its joint venture partners and third parties.

Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. In addition, the PEA is preliminary in nature, includes mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, mineral resources that are not mineral reserves do not have demonstrated economic viability, and there is no certainty that the PEA will be realized.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the modelling and assumptions upon which the interpretation of results are based may not be maintained after further testing or be representative of actual conditions. In addition, while the PEA shows significant potential for the use of the ISR mining method at Midwest Main, there can be no assurance that the MWJV will ultimately advance the development of the Midwest Main deposit or that future development of the deposit will occur using the ISR mining method.

Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s AIF and subsequent quarterly financial reports under the heading ‘Risk Factors’. These factors are not, and should not, be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Mineral Resources and Mineral Reserves:

This news release may use the terms ‘measured’, ‘indicated’ and ‘inferred’ mineral resources. United States investors are advised that such terms have been prepared in accordance with the definition standards on mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in NI 43-101 and are recognized and required by Canadian regulations. ‘Inferred mineral resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of an inferred mineral resource exists and/or will ever be upgraded to a higher category, nor assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves.

Effective February 2019, the United States Securities and Exchange Commission (“SEC”) adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act and as a result, the SEC now recognizes estimates of ‘measured mineral resources’, ‘indicated mineral resources’ and ‘inferred mineral resources’. In addition, the SEC has amended its definitions of ‘proven mineral reserves’ and ‘probable mineral reserves’ to be ‘substantially similar’ to the corresponding definitions under the CIM Standards, as required under NI 43-101. However, information regarding mineral resources or mineral reserves in Denison's disclosure may not be comparable to similar information made public by United States companies.

Figure 1 – Midwest Project Location Map

Figure 2 – Site Layout and Proposed Phased ISR Wellfield for the Midwest Main Deposit

Midwest Main Site and ISR Wellfield Layout

Denison Mines

SW
NE
Generator and Substation
Operations Center and Shop
Existing Holding Pond
Waste Management Area
In Situ Recovery Wellfield
McMahon Lake
Berm
Landfill
Special Waste
Clean Waste
UBS Storage
Lixiviant Storage
Waste Water
Freeze Plant
Freeze Wall
Phase 1
Midwest Main Deposit
Phase 2
Injection Flow
Recovery Flow
Phase 3
Unconformity
100 m
200 m
300 m
400 m
500 m